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Exhibit (a)(1)(e)

FORM OF PROMISE TO GRANT STOCK OPTION

TO

        In exchange for your agreement to cancel (i) some or all of your outstanding stock options to purchase shares of NeoMagic Corporation ("NeoMagic") common stock that you received from NeoMagic prior to January 1, 2000 and (ii) all of your outstanding stock options that were granted to you on or after August 14, 2002 regardless of exercise price, NeoMagic hereby promises to grant you a nonstatutory stock option to purchase [            ] shares of NeoMagic's common stock granted under the NeoMagic Corporation [1993 Stock Plan/1998 Nonstatutory Stock Option Plan] (the "New Option"). We will grant the New Option on September 18, 2003 (the "Grant Date").

        The exercise price of each New Option will be the closing price of NeoMagic common stock on September 18, 2003.

        Each New Option shall vest as to all shares on the one-year anniversary of the new option grant date (subject to your continued employment with NeoMagic or one of its subsidiaries through each vesting date). In the event of an acquisition or merger of NeoMagic or a successor entity after the Grant Date, all shares under each New Option shall immediately fully vest.

        Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

        Before the grant of the New Option on September 18, 2003, it is possible that NeoMagic may merge or consolidate with or be acquired by another entity. This promise to grant stock option (this Promise) is evidence of a binding commitment that NeoMagic's successors must honor. In the event of any such transaction, the successor entity would be obligated to grant you a stock option on September 18, 2003. However, the type of stock and the number of shares covered by each New Option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition. Such New Option would generally have an exercise price equal to the fair market value of the acquiror's stock on the grant date of the New Option.

        To receive your New Option, you must continue to be employed by NeoMagic (or one of its subsidiaries or successors) as of September 18, 2003. This Promise does not constitute a guarantee of employment with NeoMagic or any of its subsidiaries for any period. Your employment with NeoMagic or its subsidiaries will remain "at will" and can be terminated by you or NeoMagic at any time, with or without cause or notice. If your employment with NeoMagic or one of its subsidiaries or successors terminates before September 18, 2003, for any reason, you will lose all rights under this Promise to receive a New Option.

        This Promise is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the letter from Stephen T. Lanza, dated February 14, 2003; (3) the Election Form; and (4) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference. This Promise and the Exchange Offer Documents reflect the entire agreement between you and NeoMagic with respect to this transaction. This Promise may be amended only by means of a writing signed by you and an authorized officer of NeoMagic.

NEOMAGIC CORPORATION
By:

Date:

Title:

1

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FORM OF PROMISE TO GRANT STOCK OPTION